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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the quarter ended June 30, 2001

Sparkling Spring Water Group Limited

6560 McMillan Way, Vancouver, British Columbia, Canada V6W 1L2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparkling Spring Water Group Limited		By:	/s/ David M. Arnold

		Name:	David M. Arnold
		Title:	Vice President Finance
Date:	August 15, 2001

TABLE OF ADDITIONAL REGISTRANTS

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation of organization	Primary Standard Industrial Classification Code Number
Canadian Spring Water International Limited	Nova Scotia	5149
Canadian Springs Water Company AB Limited	Nova Scotia	5149
Rocky Mountain Springs Water, Inc.	Nova Scotia	5149
Spring Water, Inc.	Delaware	5149
Cullyspring Water Co., Inc.	Washington	5149
Crystal Springs Acquisition, Inc.	Delaware	5149
Nature Springs Water Company Limited	England	5149
Krystal Fountain Water Co. Limited	England	5149
Water at Work Limited	Scotland	5149
Natural Water Limited	Scotland	5149

    The address of the principal executive offices of each of the Additional Registrants is the same as for Sparkling Spring Water Group Limited, as set forth on the cover page of this Report.

Sparkling Spring Water Group Limited

Quarterly Report On Form 6-K
For The Quarter Ended June 30, 2001

INDEX

		Page
Part I	Financial Information
Item 1.	Financial Statements
	Consolidated Balance Sheets as of June 30, 2001 and December 31, 2000	1
	Consolidated Statements of Operations for the three and six month periods ended June 30, 2001 and 2000	2
	Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000	3
	Notes to Consolidated Financial Statements	4
Item 2.	Management's Discussion And Analysis Of Financial Condition And Results Of Operations	8
Part II	Other Information
Item 6.	Exhibits and Reports on Form 6-K	13

Part I  Financial Information

Item 1. Financial Statements

SPARKLING SPRING WATER GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)	June 30, 2001	December 31, 2000
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$251	$556
Accounts receivable	13,630	11,650
Inventories [note 3]	1,653	1,635
Prepaid expenses	2,094	2,083

Total current assets	17,628	15,924
Fixed assets	42,152	39,842
Goodwill and deferred charges	49,288	48,814
Other assets	1,660	2,166

Total assets	$110,728	$106,746

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIENCY)
Current
Senior bank indebtedness—operating line [note 8]	$11,906	$—
Accounts payable and accrued liabilities	9,687	7,697
Income tax payable	126	418
Customer deposits	6,376	5,810
Current portion of long-term debt	2,483	3,779

Total current liabilities	30,578	17,704

Obligations under capital leases and other debt	2,396	3,035
Obligations under non-compete agreements	185	247
Senior bank debt [note 8]	20,453	24,530
Subordinated notes payable [note 4]	81,105	83,600
Other liabilities	797	915

Total long-term liabilities	104,936	112,327

Shareholder's equity (deficiency)
Capital Stock
Issued and outstanding:
Class D common shares—1,383,328	5,866	5,954
Class E common shares—5,860	166	169

	6,032	6,123
Additional paid-in capital [note 5]	1,809	—
Cumulative translation adjustment	(5,973)	(4,733)
Deficit	(26,654)	(24,675)

Total shareholder's equity (deficiency)	(24,786)	(23,285)

Total liabilities and shareholder's equity (deficiency)	$110,728	$106,746

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands of U.S. dollars)	Three Months Ended June 30, 2001	Three Months Ended June 30, 2000	Six Months Ended June 30, 2001	Six Months Ended June 30, 2000
Revenue:
Water	$13,051	$11,511	$24,355	$21,637
Rental	4,191	3,981	7,834	7,583
Other	2,295	2,061	4,421	3,928

Total revenue	19,537	17,553	36,610	33,148

Cost of sales:
Water	2,501	2,204	4,721	4,242
Other	808	808	1,502	1,493

Total cost of sales	3,309	3,012	6,223	5,735

Gross profit	16,228	14,541	30,387	27,413
Expenses:
Selling, delivery and administrative	10,415	9,114	20,119	18,036
Integration and related expenses [note 9]	185	170	300	170
Depreciation	2,519	2,266	4,910	4,460
Amortization	440	484	904	852

Operating profit	2,669	2,507	4,154	3,895
Interest and related expenses [note 4]	3,139	1,683	6,138	4,745

Income (loss) before income taxes and extraordinary item	(470)	824	(1,984)	(850)
Recovery of (provision for) income taxes	(295)	43	(475)	(366)

Net income (loss) before extraordinary item	(765)	867	(2,459)	(1,216)
Extraordinary item [note 5]	480	—	480	—

Net income (loss)	(285)	867	(1,979)	(1,216)
Other comprehensive income (loss):
Foreign currency translation adjustment	637	(1,449)	(1,240)	(2,057)

Comprehensive income (loss)	$352	$(582)	$(3,219)	$(3,273)

Basic earnings (loss) per share before extraordinary item	$(0.55)	$0.62	$(1.77)	$(0.88)

Diluted earnings (loss) per share before extraordinary item	$(0.55)	$0.61	$(1.77)	$(0.88)

Basic earnings (loss) per share	$(0.21)	$0.62	$(1.42)	$(0.88)

Diluted earnings (loss) per share	$(0.21)	$0.61	$(1.42)	$(0.88)

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(in thousands of U.S. dollars)	Six Months Ended June 30, 2001	Six Months Ended June 30, 2000
OPERATING ACTIVITIES
Net loss	$(1,979)	$(1,216)
Items not requiring cash
Depreciation	4,910	4,460
Amortization	904	852
Deferred taxes	(139)	(37)
Extraordinary item	(480)	—
Amortization of deferred financing costs	229	285
Cross currency swap [note 4]	—	(1,467)

	3,445	2,877
Net change in non-cash working capital balances	138	(2,741)

Cash provided by operating activities	3,583	136

INVESTING ACTIVITIES
Purchase of fixed assets, net	(5,944)	(4,102)
Acquisitions [note 7]	(5,071)	(3,773)

Cash used in investing activities	(11,015)	(7,875)

FINANCING ACTIVITIES
Increase in long-term debt	7,322	8,036
Repayment of long-term debt	(674)	(875)
Increase in other liabilities	13	—
Decrease (increase) in deferred charges and other assets	468	(71)

Cash provided by financing activities	7,129	7,090

Effect of foreign currency translation on cash	(2)	517
Decrease in cash and cash equivalents during the period	(305)	(132)
Cash and cash equivalents, beginning of period	556	567

Cash and cash equivalents, end of period	$251	$435

SUPPLEMENTAL CASH FLOW DISCLOSURE
Interest paid	$5,955	$6,031

Income taxes paid	$998	$479

See accompanying notes

SPARKLING SPRING WATER GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2001

(Unaudited)

1.  Basis of Presentation

    Sparkling Spring Water Group Limited ("Sparkling Spring") is incorporated under the laws of the Province of Nova Scotia, Canada and provides containered water to home and office markets in British Columbia, Alberta and the Maritime provinces of Canada, England, Scotland and the Pacific Northwestern United States.

    The Company uses the U.S. dollar as its reporting currency. Balance sheet accounts of all non-U.S. entities which are considered to be self-sustaining are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income statement accounts of all non-U.S. entities are translated into U.S. dollars at average exchange rates prevailing during the period. Gains and losses on translation are included in a separate component of shareholder's equity titled "cumulative translation adjustment".

    The accompanying unaudited consolidated financial statements have been prepared on a historical cost basis by management in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements of the Company reflect all adjustments necessary to present fairly the financial position of the Company, the results of its operations and the changes in its cash flows for the interim periods presented. All such adjustments are of a normal recurring nature.

    The accompanying consolidated financial statements should be read in conjunction with the Audited Financial Statements for the year ended December 31, 2000 and the notes thereto contained in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.  Seasonal Nature of Business

    Operating results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001 due to the seasonal nature of the business. This seasonality results from a combination of higher unit sales of the Company's products in the second and third quarters and the accounting for such administrative and other overhead costs including but not limited to depreciation, amortization and interest expense which are not significantly impacted by business seasonality.

3.  Inventories

    Inventories consist of the following (thousands of dollars):

	June 30, 2001	December 31, 2000
	(unaudited)
Packaging materials	$358	$408
Coolers not yet in service	346	228
Goods for resale	487	563
Cooler parts	297	271
Other	165	165

	$1,653	$1,635

4.  Financial Instruments

    In December 1997, the Company entered into two cross currency interest rate swaps with a US bank to more closely match the interest requirements of its subordinated notes with the cash flows earned by the Company's Canadian and UK subsidiaries. The Company entered into a $30 million US six-year swap in British pounds sterling (the "Pounds Sterling Swap") and a $28 million US five year swap in Canadian dollars. The swap in Canadian dollars was terminated in October 1998 and the Pounds Sterling swap was terminated in September 2000. Concurrent with the termination of the Pounds Sterling Swap, the Company entered into a new $30 million U.S. three year cross currency interest rate swap in Canadian dollars (the "Canadian Swap"). In December 2000, the Company received cash proceeds of $0.9 million pursuant to entering into a mirror swap to the Canadian Swap (the "Mirror Swap").

    At December 31, 2000, the aggregate fair market value of the Canadian Swap and the Mirror Swap was $0.7 million, which was included in other assets and other liabilities, respectively. In February 2000, the Company closed out the Canadian Swap and the Mirror Swap for proceeds of nil. For the six months ended June 30, 2001, no increase or decrease in interest expense was recorded as a result of the increase (decrease) in the Canadian Swap (Mirror Swap) prior to these swaps being closed out. For the six months ended June 30, 2000 approximately $1.5 million of the $1.6 million increase in the Pounds Sterling Swap asset between December 31, 1999 and June 30, 2000 was recorded as a decrease in interest expense.

5.  Extraordinary Item

    In February 2001, Sparkling Spring Water Holdings Limited, parent of Sparkling Spring, paid approximately $1.8 million plus accrued interest to repurchase $2.495 million face value of Sparkling Spring's outstanding Subordinated Notes Payable. In May 2001, the Notes were contributed to Sparkling Spring as additional paid-in capital and the Notes were retired. A gain of $480,000 related to the repurchase and retirement of the Notes has been recorded net of applicable income taxes of $139,000 and costs of $67,000 representing a write-off of a proportionate amount of deferred charges incurred in connection with the issuance of the Subordinated Notes in November of 1997.

6.  Earnings per Share

    The weighted average number of shares used to calculate basic and diluted earnings per share for the three and six month periods ended June 30, 2001 and June 30, 2000 is 1,389,188 and 1,436,975 respectively.

7.  Acquisitions

    On May 31, 2000, the Company purchased 100% of the outstanding stock of Mr. Softwater Ltd. for approximately $4.0 million. In May 2001, the Company changed its name to Canadian Springs Water Company AB Limited. Canadian Springs Water Company AB Limited operates primarily in the Calgary, Alberta Canada market.

    On July 17, 2000, the Company purchased all of the outstanding shares of Rocky Mountain Springs Water, Inc. ("Rocky Mountain") for approximately $0.7 million. Rocky Mountain operated in the Edmonton, Alberta Canada market.

    On August 8, 2000, the Company purchased the operating assets of Sparta Water, Inc. and subsidiaries ("Sparta") for approximately $0.7 million. Sparta operated in the Edmonton, Calgary and Grand Prairie Alberta, Canada markets.

    On May 2, 2001, the Company purchased the operating assets of the home and office business of CC Beverage (US) Corporation, operating under the product name "Cascade Clear", for approximately

$5.1 million including the net present value of leases assumed. Cascade Clear operates in Washington State from the city of Everett north to the Canadian border.

    The following unaudited pro forma information presents a summary of consolidated results of operations as if the acquisitions of Canadian Springs Water Company AB Limited, Rocky Mountain, Sparta and Cascade Clear had occurred at January 1, 2000.

(thousands of dollars except per share amounts)	Three Months Ended June 30, 2001	Three Months Ended June 30, 2000	Six Months Ended June 30, 2001	Six Months Ended June 30, 2000
Total revenue	$19,779	$19,287	$37,577	$36,695
Net income (loss)	(325)	510	(2,139)	(1,956)
Extraordinary item	480	—	480	—
Basic earnings (loss) per share	(0.23)	0.37	(1.54)	(1.41)

8.  Senior Bank Debt

    The Company has available a $37 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. In April 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively. The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

9.  Integration and Related Expenses

    On May 31, 2000, the Company completed the acquisition of Mr. Softwater Ltd and immediately amalgamated it into its newly formed subsidiary Cool Spring Water Company Limited which was subsequently renamed Canadian Springs Water Company AB Limited. In integrating this acquisition into the Company's operations, non-recurring costs of $170,000 were accrued to provide for reduction and relocation of staff, conversion of the acquired business' computer systems, closing costs and other business integration costs.

    In the six months ended June 30, 2001, the Company incurred costs of approximately $115,000 to consolidate its administrative operations in England and Scotland to one facility in Scotland. In addition, non-recurring costs of $185,000 have been accrued to integrate Cascade Clear into the Company's existing operations. The costs incurred related to training, conversion of computer systems, reduction and relocation of staff, closing costs and other business integration costs.

10. Summary of Business Segments

    The Company's business segments derive substantially all their revenues from the sale of bottled water and the rental of water coolers. The Company has identified three primary business segments: Canada, the United Kingdom and the United States.

    Segment detail is summarized below. Balances denominated in foreign currencies have been translated to U.S. dollars at the average exchange rates for the periods as noted in the table.

(thousands of dollars)	Three Months Ended June 30, 2001	Three Months Ended June 30, 2000	Six Months Ended June 30, 2001	Six Months Ended June 30, 2000
Revenue:
Canada	$8,661	$7,368	$16,203	$13,490
United Kingdom	6,358	6,463	12,153	12,487
United States	4,518	3,722	8,254	7,171

	$19,537	$17,553	$36,610	$33,148

Net income before depreciation, amortization, interest, income taxes and extraordinary item:
Canada	$2,766	$2,293	$4,650	$3,802
United Kingdom	1,952	2,647	3,657	4,680
United States	1,201	992	2,299	1,802
Unallocated corporate overhead	(291)	(675)	(638)	(1,077)

	$5,628	$5,257	$9,968	$9,207

Average Exchange Rates:
Canadian Dollar	$0.6489	$0.6755	$0.6518	$0.6817
U.K. Pounds Sterling	$1.4211	$1.5335	$1.4396	$1.5701

11. Comparative Figures

    Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

12. Subsequent Events

    Subsequent to June 30, 2001, Sparkling Spring Water Group Limited ("Group") and its parent company, Sparkling Spring Water Holdings Limited ("Holdings"), agreed to enter into a management agreement whereby Group will manage the approximate 20,000 home and office customers in the Vancouver, British Columbia market that were purchased by a subsidiary of Holdings and Holdings will manage the approximate 15,000 customers of Group in the Seattle, Washington market. In addition, Holdings and its subsidiaries have agreed to compensate Group $40,000 per month in return for certain management services.

    It is expected that this agreement will increase Group's earnings before interest, taxes, depreciation and amortization ("EBITDA") and will reduce the capital expenditures that otherwise may have been required by Group. As a result of this agreement, Group anticipates that it will shut down its Seattle production facility. It is anticipated that non recurring charges of approximately $0.6 million will be incurred in the third quarter to cover shutdown costs of the Seattle facility and integration costs associated with merging the Vancouver customers into Group's existing operations.

Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations

    The following is management's discussion and analysis of certain significant factors which have affected the Company's financial position and operating results during the periods included in the accompanying consolidated financial statements.

Results of Operations

    The following table sets forth, for the periods indicated certain statement of operations and other data of the Company.

	Three Months Ended June 30, 2001	Three Months Ended June 30, 2000	Six Months Ended June 30, 2001	Six Months Ended June 30, 2000
Revenue	100%	100%	100%	100%
Cost of sales	16.9	17.2	17.0	17.3

Gross profit	83.1	82.8	83.0	82.7
Selling, delivery and administrative	53.3	51.9	55.0	54.4
Integration and related expenses	0.9	1.0	0.8	0.5

EBITDA	28.9	29.9	27.2	27.8
Depreciation and amortization	15.2	15.6	15.9	16.0

Operating profit	13.7	14.3	11.3	11.8
Interest and related expenses	16.1	9.6	16.7	14.4

Income (loss) before income taxes and extraordinary item	(2.4)	4.7	(5.4)	(2.6)
Recovery of (provision for) income taxes	(1.5)	0.2	(1.3)	(1.1)

Net income (loss) before extraordinary item	(3.9)	4.9	(6.7)	(3.7)
Extraordinary item	2.4	—	1.3	—

Net income (loss)	(1.5)	4.9	(5.4)	(3.7)

Three Months Ended June 30, 2001 Compared To The Three Months Ended June 30, 2000

    Revenue.  Revenue increased $2.0 million or 11.3% to $19.5 million in the three months ended June 30, 2001 compared to $17.5 million in the three months ended June 30, 2000. Revenues from acquisitions completed during and after the 2000 second quarter accounted for approximately $1.2 million of the increase. Revenue was reduced by approximately $1.0 million or 5.6% due to declines in the Pound Sterling and the Canadian Dollar. The balance of the increase was from growth in sales from the Company's higher customer location base. The Company's customer location base was approximately 195,000 as at June 30, 2001 compared to 182,600 as at December 31, 2000. The acquisition of Cascade Clear on May 2, 2001 accounted for approximately 9,800 of the increase. Excluding the acquisition of Cascade Clear, the Company's customer base grew by approximately 4,100 during the quarter.

    Cost of Sales.  The cost of sales increased by $0.3 million or 9.9% to $3.3 million in 2001 compared to $3.0 million in 2000 as a result of growth in the company's underlying customer base and acquisitions completed during and after the 2000 second quarter. The cost of sales as a percentage of revenue decreased by 0.3% from 17.2% in the 2000 period to 16.9% in the 2001 second quarter primarily as a result of a decrease in the proportion of the Company's revenues derived from lower margin small pack products.

    Operating Expenses.  Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.2 million) increased by $1.3 million or 14.3% to $10.4 million in the 2001 second quarter from $9.1 million in the 2000 period. This increase was due to a $0.6 million increase in distribution expenses driven by increases in bottle sales to customers and significantly higher gasoline prices and an increase in administration expenses of $1.0 million related primarily to growth in the Company's customer location base and additional expenditures associated with acquisitions completed during and after the 2000 quarter. The 2001 period benefited from the absorption of approximately $0.3 million of executive and administrative expense by Sparkling Spring Water Holdings Limited, parent company of Sparkling Spring. As a percentage of revenue, selling, delivery and administrative expenses increased from 51.9% in the 2000 period to 53.3% in the 2001 second quarter.

    Depreciation and Amortization.  Depreciation and amortization expense increased by 7.6% or $0.2 million to $2.9 million from $2.7 million in the 2000 period. This increase was the result of depreciation of capital expenditures made since the second quarter of 2000 to support the growth in the Company's water cooler customer base and due to the significant increase in fixed and intangible assets acquired as a result of acquisitions completed during and after the 2000 quarter.

    Operating Profit.  The Company's operating profit increased by 6.5% or $0.2 million to $2.7 million from $2.5 million in 2000 primarily due to the increase in the Company's gross profit which offset the increases in distribution and administrative expenses noted above. As a percentage of revenue, operating profit decreased to 13.7% in the 2001 second quarter from 14.3% in the 2000 period due principally to the increase in delivery, administration, depreciation and amortization expenses and lower currency exchange rates. Earnings before interest, taxes, depreciation and amortization expense ("EBITDA") increased by 7.1% or $0.4 million to $5.6 million from $5.2 million in the 2000 period. EBITDA for the 2001 quarter was reduced by approximately $0.3 million due to the decrease in the Pound Sterling and Canadian dollar exchanges rates compared to the 2000 second quarter. As a percentage of revenue, EBITDA decreased to 28.9% in the 2001 quarter from 29.9% in the 2000 period primarily due to the increase in expenses as discussed above.

    Interest and Related Expenses.  Interest and related expenses increased by $1.4 million from $1.7 million in the second quarter of 2000 to $3.1 million in the 2001 quarter. Interest expense was reduced by $1.4 million in the second quarter of 2000 (2001—nil) as a result of interest accrued due to the fluctuating value of the Company's currency swap. As at June 30, 2001, all of the Company's cross currency swaps have been terminated (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense in the 2001 second quarter remained unchanged from the 2000 period. An increase in interest expense associated with increased borrowings under the Company's Senior Credit Facility was offset by lower interest costs arising from the redemption of $7.0 million of the Company's Subordinated Notes Payable. These Notes were redeemed at a discount after the 2000 second quarter using Senior Debt that carries a lower effective interest rate.

Six Months Ended June 30, 2001 Compared To The Six Months Ended June 30, 2000

    Revenue.  Revenue increased $3.5 million or 10.4% to $36.6 million in the six months ended June 30, 2001 compared to $33.1 million in the six months ended June 30, 2000. Revenues from acquisitions completed during and after the 2000 second quarter accounted for approximately $2.2 million of the increase. Revenue growth was reduced by approximately $1.8 million or 5.6% due to declines in the Pound Sterling and the Canadian Dollar. The balance of the increase was from growth in water sales from the Company's higher customer location base. The Company's customer location base was approximately 195,000 as at June 30, 2001 compared to 182,600 as at December 31, 2000. The acquisition of Cascade Clear on May 2, 2001 accounted for approximately 9,800 of the increase.

    Cost of Sales.  The cost of sales increased by $0.5 million or 8.5% to $6.2 million in 2001 compared to $5.7 million in 2000 as a result of both acquisitions completed since and during the 2000 period and growth in the Company's underlying customer base. The cost of sales as a percentage of revenue decreased by 0.3% from 17.3% in the 2000 period to 17.0% in 2001 primarily as a result of a decrease in the proportion of the Company's revenues derived from lower margin small pack products.

    Operating Expenses.  Selling, delivery, and administrative operating expenses (excluding integration and related expenses of $0.3 million) increased by $2.1 million or 11.5% to $20.1 million for the six months ended June 30, 2001 compared to $18.0 million in the 2000 period. This increase is due in part to a $0.9 million increase in distribution costs due to higher fuel costs and additional expenses necessary to support the Company's increased customer base that was up over 14% from the year ago period. General and administrative expenses increased by approximately $1.4 million as a result of growth in the Company's customer location base and increased expenditures required to manage the acquisitions completed during and after the 2000 period. As a percentage of revenue, operating expenses increased from 54.4% in 2000 to 55.0% in 2001.

    Depreciation and Amortization.  Depreciation and amortization expense increased by 9.5% or $0.5 million to $5.8 million from $5.3 million in the 2000 period. As a percentage of revenue, depreciation and amortization expense for the six months ended June 30, 2001 was 15.9% compared to 16.0% in the 2000 period.

    Operating Profit.  The Company's operating profit increased by 6.7% or $0.3 million to $4.2 million from $3.9 million in 2000 as a result of the changes noted above. As a percentage of revenue, operating profit decreased from 11.8% in the 2000 period to 11.3% in the six months ended June 30, 2001. EBITDA increased by 8.3% or $0.8 million to $10.0 million from $9.2 million in the 2000 period as a result of sales revenue from the higher customer base growing faster than operating expenses. EBITDA was reduced by approximately $0.5 million as a result of a decrease in the Pound Sterling and Canadian dollar exchange rates compared to the 2000 period. As a percentage of revenues, EBITDA decreased to 27.2% in the 2001 first half from 27.8% in the 2000 period due principally to the increase in distribution and administrative expenses which offset the improvement in the Company's gross profit margin.

    Interest and Related Expenses.  Interest and related expenses increased by $1.4 million from $4.7 million in the 2000 period to $6.1 million in the 2001 period. Interest expense was reduced by approximately $1.5 million in the six months ended June 30, 2000 (2001—nil) as a result of interest benefits accrued due to the fluctuating value of the Company's currency swap. As at June 30, 2001, all of the Company's cross currency swaps have been terminated (see Note 4 of the Notes to Consolidated Financial Statements included elsewhere in this Report). Excluding the impact of accounting for the cross currency swap, interest expense for the six months ended June 30, 2001 decreased by approximately $0.1 million. The decreased interest costs were driven by lower average interest rates which offset higher borrowing levels incurred to fund capital expenditures and business acquisitions during and after the 2000 period. The lower average interest rate arose from the redemption of $7.0 million of the Company's Subordinated Notes Payable which were redeemed after the 2000 second quarter.

Liquidity and Capital Resources

    Historically, the Company has funded its capital and operating requirements with a combination of cash flow from operations, borrowings under bank credit facilities and equity investments from shareholders. The Company has utilized these sources of funds to make acquisitions, to fund significant capital expenditures at its properties, to fund operations and to service debt. The Company presently expects to fund its future capital and operating requirements at its existing operations through a combination of cash generated from operations and borrowings under the Senior Credit Facility (see below).

    Net cash provided by operating activities was $3.6 million for the six months ended June 30, 2001 and $0.1 million for the six months ended June 30, 2000. Net cash used in investment activities was $11.0 million in 2001 and $7.9 million in 2000. The 2001 uses includes $5.1 million related to the acquisition of Cascade Clear and the 2000 uses includes $3.8 million related to the acquisition of Mr. Softwater Ltd. The Company made net capital expenditures of $5.9 million in the six months ended June 30, 2001 and $4.1 million in the six months ended June 30, 2000. Capital expenditures in the 2001 period include approximately $1.3 million related to plant improvements at the Company's Alberta and Scotland operations and also $0.6 million in England for extraordinary truck purchases and expenses related to the conversion to 18.9 litre bottles. The remaining capital expenditures in 2001 were primarily related to the purchase of water bottles, water coolers, delivery trucks and computer equipment. Based on the Company's existing operations, management expects that the Company's capital expenditures will total approximately $9.5 million in 2001.

    The Company believes that existing cash balances together with cash generated from operations and available borrowings under the Senior Credit Facility will be sufficient to finance the Company's working capital and capital expenditure requirements for 2001. However, there can be no assurance that such resources will be sufficient to meet the Company's anticipated requirements or that capital will be available to the Company on terms and conditions acceptable to the Company.

Senior Credit Facility

    The Company has available a $37 million multi-currency facility that provides for a $15 million operating line (the "Operating Line Facility") which is renewable annually by April 30th, a $13 million five year acquisition line (the "Acquisition Facility") and a $9 million term loan facility (the "Term Loan Facility") that provided the Company with flexibility to repurchase, at its discretion, certain of the Company's outstanding Subordinated Notes Payable. In December 2000, $3 million was transferred from the Acquisition Facility to the Term Loan Facility as permitted under the terms of the loan facility. In April 2001, the terms of the Senior Credit Facility were amended to eliminate any principal repayments required prior to March 31, 2002. Amounts outstanding under the Term Loan Facility and Acquisition Facility are repayable in varying amounts extending to October 2005 and April 2006 respectively.

    The Company has pledged as collateral a first priority security interest granted in favor of the lenders over substantially all of the assets of the Company. The Company's obligations under the facility rank senior to the payment of the Company's Subordinated Notes Payable.

    Amounts outstanding under the Senior Credit Facility bear interest at specified rates based on the Canadian prime, U.S. prime, London inter-bank market and Bankers' Acceptances rates. As of June 30, 2001, the Company had approximately $10.3 million outstanding under the Operating Line Facility including $2.6 million of outstanding letters of credit, $9.9 million outstanding under the Acquisition Facility and $11.9 million outstanding under the Term Loan Facility.

Recent Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by Statements 137 and 138. These new statements require all derivatives to be recorded on the balance sheet at fair value and establish new accounting rules for hedging instruments. These statements are effective for years beginning after June 15, 2000. The adoption of these statements did not have an impact on the results or financial position of the Company for the period ended June 30, 2001.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" which supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations". SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method for transactions initiated after June 30, 2001. In July 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 eliminates the current requirement to amortize goodwill, addresses the impairment testing for goodwill and intangible assets and addresses the amortization of intangible assets with a defined life. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the Statements to determine the impact on the consolidated financial statements.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

    Statements included in this Report that do not relate to present or historical conditions are "forward looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "1995 Reform Act"). Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents other than this Report that are filed with the SEC. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this Report and elsewhere may include without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's ability to expand by acquisitions is dependent upon, and may be limited by, the availability of suitable acquisition candidates and the availability of financing therefor on suitable terms; (iii) the Company's ability to obtain financing will be affected by restrictions contained in the Indenture and the Company's other existing and future financing arrangements; (iv) the Company's proposed expansion strategy will be substantially dependent upon the Company's ability to hire and retain skilled management, financial, marketing and other personnel; (v) the Company's plans and results of operations will be affected by the Company's ability to successfully manage growth (including assimilating the employees and operations of acquired companies into the Company and monitoring operations, controlling costs and maintaining effective quality and inventory controls; (vi) the market for attractive acquisitions in the bottled water industry is becoming increasingly competitive, which could make the Company's acquisition strategy more difficult to achieve; (vii) the Company's operations are subject to the jurisdiction of various governmental and regulatory agencies which regulate the quality of drinking water and other products and failure by the Company to comply with existing and future laws and regulations could subject the Company to significant penalties, stop workage orders or impose additional costs on the Company; (viii) any interruption in the availability of water to the Company from municipal sources and local natural springs could have a material adverse affect on the Company's operations until suitable replacement sources are located; (ix) risks associated with currency fluctuations; (x) risks associated with an increase in costs required to produce and deliver the Company's products to its customers and (xi) other risks and uncertainties indicated from time to time in the Company's filings with the SEC.

Part II  Other Information

Item 6. Exhibits and Reports on Form 6-K

    (a)
    Exhibits

      Second Amending Agreement to May 17, 1999 Amended and Restated Credit Agreement between Sparkling Spring Water Group Limited, Nature Springs Water Company Limited and Spring Water, Inc. as Borrowers and The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch as Lenders.

    (b)
    Reports on 6-K (incorporated by reference)

      Report on Form 6-K dated April 3, 2001 covering the Press Release dated April 2, 2001 announcing record 2000 revenue and EBITDA.

      Report on Form 6-K dated May 14, 2001 covering the Press Release dated May 2, 2001 announcing acquisition and entry into the Northwest Washington, USA, market.

      Report on Form 6-K dated May 16, 2001 covering

      •  Sparkling Spring Water Holdings Limited Press Release dated May 15, 2001 announcing acquisitions and placement of US$ 15 million in common equity.

      •  Press Release dated May 16, 2001 announcing record first quarter revenue and EBITDA

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SIGNATURE
TABLE OF ADDITIONAL REGISTRANTS
Sparkling Spring Water Group Limited Quarterly Report On Form 6-K For The Quarter Ended June 30, 2001
INDEX
  Part I Financial Information
  Item 1. Financial Statements
SPARKLING SPRING WATER GROUP LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2001 (Unaudited)
  Item 2. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
  Item 6. Exhibits and Reports on Form 6-K